September 16, 2024

Maria Zannes
Chief Executive Officer
bioAffinity Technologies, Inc.
3300 Nacogdoches Road
Suite 216
San Antonio, Texas 78217

        Re: bioAffinity Technologies, Inc.
            Registration Statement on Form S-1
            Filed September 11, 2024
            File No. 333-282045
Dear Maria Zannes:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Leslie Marlow, Esq.